UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2012

Commission File Number: 001-35145

NQ Mobile Inc.

No. 4 Building

11 Heping Li East Street

Dongcheng District

Beijing 100013

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NQ MOBILE INC.

By:	/s/ Suhai Ji
Name: Suhai Ji
Title: Chief Financial Officer

Date: April 19, 2012

EXHIBIT INDEX

Exhibit 99.1 – Press release

Exhibit 99.1

NQ Mobile Inc. Announces Name Change and Filing of Annual Report on Form 20-F

Beijing, China/Dallas, TX, USA, April 19, 2012 — NQ Mobile Inc. (NYSE: NQ), previously named as NetQin Mobile Inc., a leading global provider of mobile security, privacy and productivity applications (“NQ Mobile” or the “Company”), today announced that it held an extraordinary general meeting of shareholders in Hong Kong on April 18, 2012. NQ Mobile’s shareholders approved the proposed change of the Company’s name to NQ Mobile Inc., which was previously approved by the Company’s board of directors.

In addition, NQ Mobile announced the filing of its annual report on Form 20-F for the year ended December 31, 2011 with the Securities and Exchange Commission. The annual report on Form 20-F, which contains the Company’s audited consolidated financial statements for three years ended December 31, 2011, can be accessed and downloaded through the investor relations section of the Company’s website at http://ir.nq.com. Shareholders and ADS holders may request a hard copy of the Company’s annual report, free of charge, by contacting Investors Relations Department, NQ Mobile Inc., No. 4 Building, 11 Heping Li East Street, Dongcheng District, Beijing 100013, the People’s Republic of China, or by email to investors@nq.com.

About NQ Mobile

NQ Mobile Inc. (NYSE: NQ) is a leading global provider of mobile Internet services focusing on security, privacy and productivity. The company was one of the first to recognize the growing security threats targeting smartphone users and is now a leading Software-as-a-Service (SaaS) provider with nearly 147 million user accounts in over 100 countries. NQ Mobile’s proprietary, cloud-based security solution has been recognized by third-party testing facilities around the world as the most effective solution for detecting and combating mobile threats. NQ Mobile was bestowed the 2011 Technology Pioneer Award by the World Economic Forum for its technology leadership and innovation in mobile security. To facilitate global expansion, NQ Mobile headquarters are co-located in Beijing, China and Dallas, TX, USA. For more information on NQ Mobile, please visit www.nq.com.

For additional information please contact:

Mr. Mattan Lurie

Investor Relations

NQ Mobile Inc.

Email: investors@nq.com

Phone: +852 9765 6126